Telix Pharmaceuticals Limited ACN 616 620 369 55 Flemington Road North Melbourne, Victoria, 3051, Australia telixpharma.com

April 17, 2026

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gary Newberry and Tara Harkins

Re:	Telix Pharmaceuticals Limited
Form 20-F for Fiscal Year Ended December 31, 2025
File No. 001-42128

Ladies and Gentlemen:

Set forth below are the responses of Telix Pharmaceuticals Limited (the “Company,” “Telix,” “we,” “us” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 3, 2026. For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Form 20-F for the Fiscal Year Ended December 31, 2025
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Alternative Performance Measures, page 161

We note that you present Adjusted EBITDAR, a non-IFRS measure, that adjusts for costs associated with research and development costs and revenue from contracts with customers. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K and Question 100.01 of the Non-GAAP Corporation Finance Interpretations in presenting this non-IFRS measure and explain why these adjustments are appropriate.

Response: The Company advises the Staff that it considered the guidance in Item 10(e) of Regulation S-K and Question 100.01 of the Non-GAAP Corporation Finance Interpretations in presenting Adjusted EBITDAR as a non-IFRS financial measure.

Adjusted EBITDAR was designed and used primarily as an internal performance and incentive metric. It was intended to isolate the performance of the Company’s commercial activities by starting from Operating profit and adjusting for items including product development related revenue from contracts with customers, research and development costs, U.S. listing costs, acquisition transaction costs, depreciation and amortization and other gains or losses. Management’s objective was to separate the results of the commercial business from product development activities, which are evaluated using separate financial and non-financial key-performance indicators such as development milestones, regulatory approvals and pipeline progression.

However, the Company has determined that it will no longer present Adjusted EBITDAR as a non-IFRS financial measure in its SEC filings. Beginning with its next Annual Report on Form 20-F for the fiscal year ending December 31, 2026 (and in any applicable interim filings), Adjusted EBITDAR will be removed from the Company’s non-IFRS disclosures. The Company will instead focus on IFRS measures and, where appropriate, other non-IFRS financial measures that do not exclude normal, recurring operating expenses or revenues that are necessary to its business, and will ensure that any such measures comply with Item 10(e) of Regulation S-K and the Non-GAAP Corporation Finance Interpretations.

Should you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alexander T. Yarbrough of Troutman Pepper Locke LLP, the Company’s outside counsel at (704) 998-4077.

Sincerely,

Telix Pharmaceuticals Limited

/s/ Darren Smith
Darren Smith

Group Chief Financial Officer

cc:	Christian Krautkramer, General Counsel, Telix Pharmaceuticals Limited
Oliver J. Newman, U.S. Securities & Governance Counsel, Telix Pharmaceuticals Limited
Alexander T. Yarbrough, Troutman Pepper Locke LLP
Tim McEwen, Herbert Smith Freehills Kramer

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